Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended December 31, 2012

Monaco, February 27, 2013, GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended December 31, 2012.

Highlights

•	First quarterly dividend of $0.11 per common share was paid on December 17, 2012 and second quarterly dividend of another $0.11 per common share is payable on March 25, 2013.
•	Delivery of GasLog Shanghai on January 28, 2013 ahead of schedule.
•	Contracted 2 LNG newbuildings at Samsung Heavy Industries for delivery in 2016. Vessels chartered out to BG Group for minimum 10 years with charterer’s option to extend the terms of the charter at specified rates.
•	For the fourth quarter, GasLog reports Revenue of $18.3 million, EBITDA(1) of $8.5 million, Adjusted EBITDA(1) of $7.6 million, Profit of $2.7 million and Adjusted Profit(1) of $1.8 million.
•	For full year 2012, GasLog reports Revenue of $68.5 million, EBITDA(1) of $27.8 million, Adjusted EBITDA(1) of $34.0 million, Profit of $4.2 million and Adjusted Profit(1) of $10.5 million.
•	EPS of $0.04 and $0.07 for the fourth quarter of 2012 and the year ended December 31, 2012, respectively and Adjusted EPS(1) of $0.03 and $0.18 for the fourth quarter of 2012 and the year ended December 31, 2012, respectively.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “We are pleased today to release our fourth quarter 2012 results, which reflect a continued solid performance and 100% utilization of our existing fleet. Following the dividend paid in the fourth quarter, we are today announcing the payment of a dividend of 11 cents per share, to be paid in the first quarter.

At the beginning of February 2013, we announced an order for 2 additional LNG carriers, and their concurrent 10-year charter to a subsidiary of BG. We believe the combination of price and charter terms make this transaction an attractive investment for GasLog and our shareholders. These orders include four additional priced options with similar payment terms, which we believe, are at attractive prices. The transaction reflects our ability to leverage our high quality technical platform and customer relations and we expect the same combination of factors will continue to allow us to take advantage of growth in the LNG trade. We also took delivery of the GasLog Shanghai ahead of schedule, the first of five LNG carriers to be delivered to GasLog in 2013. Upon delivery the vessel commenced her charter with BG. In addition to the three fully-owned ships on the water, we now have 9 LNG carriers on order.

Concluding these two firm ten year charters allows us to be opportunistic in placing our unfixed new buildings into shorter term charters. We believe that this, along with the new seasonal component for one of our new buildings, gives us the optionality and flexibility to capture incremental value from our portfolio. In addition, Gaslog’s new management team will continue to focus on optimising its capital structure.”

Dividend Declaration

On February 26, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on March 25, 2013 to stockholders of record as of March 11, 2013.

Delivery of GasLog Shanghai

On January 28, 2013, GasLog took delivery of the GasLog Shanghai, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. The vessel is chartered out to a subsidiary of BG Group plc from delivery until 2018 with charterer’s option to extend the terms of the charter at specified rates.

Loan Drawdown

On January 18, 2013, GasLog through its subsidiary GAS-three Ltd. drew down $136.25 million from the facilities agreement arranged by DnB Bank ASA and The Export-Import Bank of Korea for the financing of GasLog Shanghai.

Financial Summary

For the three-month-period:

Revenues were $18.3 million (which eliminates $1.5 million of intercompany revenue) for the quarter ended December 31, 2012 ($17.8 million for the quarter ended December 31, 2011). The increase is mainly attributable to additional revenues in the vessel management segment from external customers of $0.5 million.

Vessel operating and supervision costs were $4.3 million for the quarter ended December 31, 2012 ($3.8 million for the quarter ended December 31, 2011). The increase is mainly attributable to an increase in new employees hired to fulfill the planned new requirements from our existing customers and an increase in crew expenses in the vessel ownership segment.

General and administrative expenses were $6.0 million for the quarter ended December 31, 2012 ($6.3 million for the quarter ended December 31, 2011). The decrease is mainly attributable to an increase in net foreign exchange gains, a decrease in equity-settled compensation expense, partially offset by an increase in employee costs, legal and professional fees and travel expenses, in line with GasLog’s planned growth.

Financial costs were $2.8 million for the quarter ended December 31, 2012 ($2.7 million for the quarter ended December 31, 2011). The increase is primarily a result of increased interest expense as a result of swapping floating rate interest for fixed rate interest in connection with the outstanding indebtedness related to the vessel GasLog Savannah.

Profit for the period was $2.7 million for the quarter ended December 31, 2012 ($0.3 million loss for the quarter ended December 31, 2011). This increase is mainly attributable to a recognition of a net gain on interest rate swaps of $0.2 million in Q4 2012 as opposed to a net loss on interest rate swaps in Q4 2011 and to the aforementioned factors.

Adjusted Profit(1) was $1.8 million for the quarter ended December 31, 2012 ($2.1 million for the quarter ended December 31, 2011), after excluding the effects of the net gain/loss on interest rate swaps and net foreign exchange gains.

EBITDA(1) was $8.5 million for the quarter ended December 31, 2012 ($5.6 million for the quarter ended December 31, 2011).

Adjusted EBITDA(1) was $7.6 million for the quarter ended December 31, 2012 ($8.0 million for the quarter ended December 31, 2011).

EPS was $0.04 for the quarter ended December 31, 2012 ($0.01 loss for the quarter ended December 31, 2011). The increase in EPS is attributable to the increase in profit partially offset by the increase in the weighted average number of shares following the completion of the IPO and the concurrent private placement.

Adjusted EPS(1) was $0.03 for the quarter ended December 31, 2012 ($0.05 for the quarter ended December 31, 2011).

For the year:

Revenues were $68.5 million (which eliminates $4.8 million of intercompany revenue) for the year ended December 31, 2012 ($66.5 million for the year ended December 31, 2011). The increase is mainly attributable to an increase in revenues in the vessel management segment from external customers of $1.5 million.

Vessel operating and supervision costs were $14.6 million for the year ended December 31, 2012 ($12.9 million for the year ended December 31, 2011). The increase is mainly attributable to an increase in employee costs related to new employees hired to fulfill the planned new requirements from our existing customers and an increase in technical maintenance and crew expenses in the vessel ownership segment.

General and administrative expenses were $20.4 million for the year ended December 31, 2012 ($16.0 million for the year ended December 31, 2011). The increase is mainly attributable to an increase in personnel expenses, directors’ fees, travel expenses, and legal and professional expenses, with such increases generally in line with GasLog’s planned growth and compliance requirements of being a public company.

Financial costs were $11.7 million for the year ended December 31, 2012 ($9.6 million for the year ended December 31, 2011). The increase is primarily a result of increased interest expense as a result of swapping floating rate interest for fixed rate interest in connection with the outstanding indebtedness related to the vessel GasLog Savannah.

Profit for the year was $4.2 million for the year ended December 31, 2012 ($13.7 million for the year ended December 31, 2011). This decrease is mainly attributable to an increase in net loss on interest rate swaps of $4.1 million and to the aforementioned factors.

Adjusted Profit(1) was $10.5 million for the year ended December 31, 2012 ($16.3 million for the year ended December 31, 2011), after excluding the effects of the net loss on interest rate swaps and net foreign exchange gains.

EBITDA(1) was $27.8 million for the year ended December 31, 2012 ($36.1 million for the year ended December 31, 2011).

Adjusted EBITDA(1) was $34.0 million for the year ended December 31, 2012 ($38.7 million for the year ended December 31, 2011).

EPS was $0.07 for the year ended December 31, 2012 ($0.36 for the year ended December 31, 2011). The decrease in EPS is attributable to the decrease in profit and the increase in the weighted average number of shares following the completion of the IPO and the concurrent private placement.

Adjusted EPS(1) was $0.18 for the year ended December 31, 2012 ($0.42 for the year ended December 31, 2011).

Operating Results

The following tables highlights certain financial information for GasLog’s two segments, the vessel ownership segment and the vessel management segment, for the quarters and years ended December 31, 2012 and 2011. A presentation of Unaudited Interim Financial Information is attached as Exhibit I.

In thousands of U.S. Dollars	Vessel Ownership Segment		Vessel Management Segment		Unallocated/Eliminations		Total

	Three Months Ended December,
	2011	2012	2011	2012	2011	2012	2011	2012

Revenue from external customers	$14,149	$14,147	$3,647	$4,150	—	—	$17,796	$18,298
Profit/(loss)	$3,201	$5,679	$1,089	$1,057	$(4,624)	$(4,059)	$(334)	$2,678
Adjusted Profit/(loss)(1)	$5,690	$5,354	$1,007	$1,144	$(4,640)	$(4,744)	$2,058	$1,754
EBITDA(1)	$9,013	$11,634	$1,149	$1,153	$(4,598)	$(4,244)	$5,564	$8,543
Adjusted EBITDA(1)	$11,502	$11,309	$1,068	$1,240	$(4,615)	$(4,930)	$7,956	$7,619

EPS – basic and diluted							(0.01)	0.04

Adjusted EPS(1) – basic and diluted							0.05	0.03

In thousands of U.S. Dollars	Vessel Ownership Segment		Vessel Management Segment		Unallocated/Eliminations		Total

	Years Ended December,
	2011	2012	2011	2012	2011	2012	2011	2012

Revenue from external customers	$55,756	$56,281	$10,714	$12,261	—	—	$66,471	$68,542
Profit/(loss)	$20,950	$15,578	$2,363	$1,173	$(9,590)	$(12,530)	$13,723	$4,221
Adjusted Profit/(loss)(1)	$23,624	$22,327	$2,295	$1,269	$(9,597)	$(13,138)	$16,322	$10,457
EBITDA(1)	$43,102	$39,652	$2,550	$1,541	$(9,512)	$(13,412)	$36,140	$27,781
Adjusted EBITDA(1)	$45,776	$46,400	$2,482	$1,637	$(9,519)	$(14,020)	$38,738	$34,017

EPS – basic and diluted							0.36	0.07

Adjusted EPS(1) – basic and diluted							0.42	0.18

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56 million for the fiscal year 2012 to $234 million for the fiscal year 2016, based on contracts in effect as of today for the ten ships in GasLog’s owned fleet for which time charters have been secured, including contracts for seven newbuildings that are scheduled to be delivered on various dates in 2013, 2014 and 2016 and for GasLog Shanghai delivered in January 2013.

Liquidity and Financing

As of December 31, 2012, GasLog had cash and cash equivalents of $111.0 million and short-term investments in time deposits of $104.7 million.

As of December 31, 2012, GasLog had an aggregate of $255.7 million of indebtedness outstanding under two credit agreements (before netting unamortized deferred loan issuance costs of $1.4 million), of which $26.5 million is repayable within one year.

GasLog’s commitments as of December 31, 2012 for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. As of December 31, 2012, the total remaining balance of the contract prices of the eight newbuildings on order (GasLog Shanghai is included) was $1.34 billion, for which there are $1.13 billion of undrawn credit facilities and $215.7 million in cash, cash equivalents and short-term investments as of December 31, 2012, which includes proceeds from GasLog’s IPO and concurrent private placement completed on April 4, 2012.

Interest Rate Swaps

As of December 31, 2012, GasLog has entered into fifteen interest rate swap agreements for a total notional amount of $862.9 million. This is in relation to the outstanding indebtedness of $255.7 million and the new loan agreements of $1.13 billion in the aggregate that will be drawn by GasLog through its subsidiaries upon delivery of the newbuildings. In total 62.3% of GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of December 31, 2012. During the fourth quarter of 2012, GasLog recognized a gain of $0.2 million on interest rate swaps, primarily attributable to the gain from the mark-to-market valuation of six interest rate swaps agreements signed in 2012 which do not qualify for hedge accounting. During the year ended December 31, 2012, GasLog recognized a loss of $6.8 million on interest rate swaps, primarily attributable to a $4.6 million loss from the mark-to-market of six interest rate swaps agreements signed in 2012 which do not qualify for hedge accounting and a $2.1 million loss recognized at the inception of four interest rate swaps agreements signed in 2012 and designated as cash flow hedging instruments.

Business Update

As of December 31, 2012, the eight ships under construction at Samsung Heavy Industries were on schedule and within budget. GasLog Shanghai was delivered on January 28, 2013 and four ships under construction are also scheduled for delivery in 2013.

The two ships in GasLog’s fleet as of December 31, 2012, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended December 31, 2012, thereby achieving full utilization for the period.

As of December 31, 2012, two of the newbuildings remain uncommitted and GasLog continued to hold options for two additional LNG carriers at Samsung Heavy Industries.

In February 2013, GasLog announced the ordering of two 174,000 cubic meters LNG carriers from Samsung Heavy Industries. The ships are scheduled to be delivered in the first half of 2016, and will each commence a 10 year firm charter to a subsidiary of BG Group plc., with charterer’s option to extend the duration of the charter at specified rates. GasLog also agreed to modify and extend the current charter to a subsidiary of BG Group, for Hull Number 2017, scheduled for delivery in Q3 2013. Under the new arrangement the ship will deliver into an eight year charter in which the first three years remain as previously contracted. The subsequent five years are a seasonal charter under which the ship is committed to BG Group for seven consecutive months each year for which it will pay a fixed monthly charter hire and available to accept other charters for the remaining five months. In connection with this transaction, GasLog now has increased the number of options held from 2 to 4 additional LNG carriers at Samsung Heavy Industries.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new LNG production projects, and the new volumes and potentially greater voyage distances should create increased requirements for LNG carriers.

The fourth quarter of 2012 saw the release of the US Department of Energy –commissioned study which suggested that exports of natural gas from the USA would be net beneficial to the nation. This was viewed as highly supportive of plans to construct LNG export facilities in the US. In addition to the already under-construction production trains at Cheniere Energy’s Sabine Pass facility, there are over a dozen prospective export projects. Many plan to produce relatively large volumes of LNG, and based on the sales agreements signed so far, voyage distances are expected to be great; therefore strong demand for new LNG carriers may be expected. In Australia, the construction continues apace of the many new LNG trains that will see Australia rival Qatar as the world’s number one LNG exporter. In East Africa, we have seen further progress on initial plans to develop LNG export capacity.

We have seen some older technology ships continue to experience idle time. However, on a historical basis LNG shipping rates remain very firm, and we expect this firmness to be reflected in the longer-term charter market.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. In addition, we continue to expect a preference for the latest technology in ship design and propulsion. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant growth opportunities for GasLog’s high quality LNG shipping operations. Focus in the near term will be on delivering the growth of the business, through the on-time delivery of the newbuilding fleet, while ensuring full utilization of the existing ships. GasLog expects that its strategy of leveraging its established platform and customer relationships will aid in qualifying for charter possibilities for the two uncommitted newbuildings and the options it holds for four additional newbuildings. GasLog’s experience and track record may also allow GasLog to explore possibilities for industry consolidation of new entrants and to be flexible to adjust to market developments.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Wednesday, February 27, 2013 to discuss the fourth quarter 2012 results. The dial-in number is 1-646-254-3360 (New York, NY) and +44 (0) 203 478 5300 (London, UK), passcode is 7885234. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on February 27, 2013 until 12:30 p.m. Eastern Time on Wednesday March 6, 2013 (5:30 p.m. London Time). The replay dial-in number is 1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 7885234.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, one ship delivered in January 2013 and nine LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Prospectus filed with the Securities and Exchange Commission on April 2, 2012. Copies of the Prospectus, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Henrik Bjerregaard (CFO, GasLog, Monaco)

Phone: +377 9797 5119

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2011 and 2012

(All amounts expressed in U.S. Dollars)

	December 31, 2011	December 31, 2012
Assets
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,528,087	6,856,144
Deferred financing costs	14,289,327	24,278,983
Other non-current assets	871,769	4,071,071
Tangible fixed assets	438,902,029	426,879,545
Vessels under construction	109,069,864	217,321,572
Total non-current assets	579,172,216	688,918,455

Current assets
Trade and other receivables	2,682,820	2,431,852
Dividends receivable and due from related parties	1,273,796	859,121
Inventories	425,266	480,554
Prepayments and other current assets	3,365,697	425,385
Short-term investments	—	104,674,150
Cash and cash equivalents	20,092,909	110,978,315
Total current assets	27,840,488	219,849,377
Total assets	607,012,704	908,767,832

Equity and liabilities
Equity
Share capital	391,015	628,632
Contributed surplus	300,715,852	621,879,379
Reserves	1,744,417	(11,080,758)
Accumulated deficit	(12,437,763)	(8,216,944)
Equity attributable to owners of the Group	290,413,521	603,210,309

Current liabilities
Trade accounts payable	1,704,915	1,794,300
Ship management creditors	1,102,272	850,680
Amounts due to related parties	114,069	121,663
Derivative financial instruments	3,451,080	7,144,738
Other payables and accruals	18,541,023	15,094,483
Loans—current portion	24,276,813	25,753,343
Total current liabilities	49,190,172	50,759,907

Non-current liabilities
Derivative financial instruments	5,101,234	24,183,718
Loans—non-current portion	256,788,206	228,514,890
Other non-current liabilities	5,519,571	2,099,708
Total non-current liabilities	267,409,011	254,798,316
Total equity and liabilities	607,012,704	908,767,832

Unaudited condensed consolidated statements of income

For the three months and the years ended December 31, 2011 and 2012

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
Revenues	17,795,934	18,297,681	66,470,819	68,542,087
Vessel operating and supervision costs	(3,764,484)	(4,303,891)	(12,946,061)	(14,646,407)
Depreciation of fixed assets	(3,214,646)	(3,291,587)	(12,827,284)	(13,064,898)
General and administrative expenses	(6,267,578)	(5,977,623)	(15,996,595)	(20,409,504)
Profit from operations	4,549,226	4,724,580	24,700,879	20,421,278

Financial costs	(2,683,756)	(2,822,665)	(9,631,262)	(11,669,562)
Financial income	509	249,237	41,679	1,174,361
(Loss)/gain on interest rate swaps, net	(2,492,735)	209,832	(2,725,374)	(6,783,315)
Share of profit of associate	292,776	316,904	1,311,970	1,078,057
Gain on disposal of subsidiaries	—	—	24,786	—
Total other expense	(4,883,206)	(2,046,692)	(10,978,201)	(16,200,459)
(Loss)/profit for the period/year	(333,980)	2,677,888	13,722,678	4,220,819

Attributable to:
Owners of the Group	(333,980)	2,677,888	14,039,651	4,220,819
Non-controlling interest	—	—	(316,973)	—
	(333,980)	2,677,888	13,722,678	4,220,819

Earnings per share – basic and diluted	(0.01)	0.04	0.36	0.07

Unaudited condensed consolidated statements of cash flow

For the years ended December 31, 2011 and 2012

(All amounts expressed in U.S. Dollars)

	For the years ended
	December 31, 2011	December 31, 2012
Cash flows from operating activities:
Profit for the year	13,722,678	4,220,819
Adjustments for:
Depreciation of fixed assets	12,827,284	13,064,898
Share of profit of associate	(1,311,970)	(1,078,057)
Financial income	(41,679)	(1,174,361)
Financial costs	9,631,262	11,669,562
Unrealized net foreign exchange gains on cash and cash equivalents and short-term investments	—	(627,758)
Loss on interest rate swaps, net	2,725,374	6,783,315
Gain on disposal of subsidiaries	(24,786)	—
Non-cash employee benefits	3,991,673	3,481,090

	41,519,836	36,339,508
Movements in working capital	(5,916,064)	(276,613)

Cash provided by operations	35,603,772	36,062,895
Interest paid	(8,602,438)	(11,144,727)
Net cash from operating activities	27,001,334	24,918,168

Cash flows from investing activities:
Dividends received from associate	1,086,787	950,000
Return of investment from associate	500,000	—
Payments for tangible fixed assets and vessels under construction	(88,036,471)	(110,765,495)
Purchase of short-term investments	—	(307,914,861)
Maturity of short-term investments	—	204,091,159
Cash transferred on deconsolidation	(56,426)	—
Financial income received	41,679	1,017,884
Net cash used in investing activities	(86,464,431)	(212,621,313)

Cash flows from financing activities:
Bank loan repayment	(29,880,190)	(27,454,542)
Payment of loan issuance costs	(4,757,032)	(16,221,986)
Payments of IPO costs	(1,275,447)	(3,515,267)
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	314,255,049
Dividend paid	(772,000)	(6,914,948)
Capital contributions	92,970,575	18,662,935
Net cash from financing activities	56,285,906	278,811,241

Effects of exchange rate changes on cash and cash equivalents	—	(222,690)

(Decrease)/increase in cash and cash equivalents	(3,177,191)	90,885,406
Cash and cash equivalents, beginning of the year	23,270,100	20,092,909

Cash and cash equivalents, end of the year	20,092,909	110,978,315

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/loss on interest rate swaps and net foreign exchange gains/losses. Adjusted Profit/(loss) and Adjusted EPS represent earnings and earnings per share, respectively, before gain/loss on interest rate swaps and net foreign exchange gains. EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, gain/loss on interest rate swaps and net foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(loss) for the three month periods ended:

(All amounts expressed in U.S. Dollars)

	December 31, 2012
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the period	5,679,226	1,057,491	(4,058,829)	2,677,888
Depreciation of fixed assets	3,172,734	81,129	37,724	3,291,587
Financial costs	2,799,577	14,648	8,440	2,822,665
Financial income	(17,563)	24	(231,698)	(249,237)

EBITDA	11,633,974	1,153,292	(4,244,363)	8,542,903

Gain on interest rate swaps, net	(209,832)	—	—	(209,832)
Foreign exchange gains, net	(115,203)	86,661	(685,192)	(713,734)

Adjusted EBITDA	11,308,939	1,239,953	(4,929,555)	7,619,337

	December 31, 2011
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the period	3,201,109	1,088,526	(4,623,615)	(333,980)
Depreciation of fixed assets	3,153,104	41,581	19,961	3,214,646
Financial costs	2,659,385	18,877	5,494	2,683,756
Financial income	(509)	—	—	(509)

EBITDA	9,013,089	1,148,984	(4,598,160)	5,563,913

Loss on interest rate swaps, net	2,492,735	—	—	2,492,735
Foreign exchange gains, net	(3,362)	(81,415)	(16,360)	(101,137)

Adjusted EBITDA	11,502,462	1,067,569	(4,614,520)	7,955,511

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(loss) for the years ended:

(All amounts expressed in U.S. Dollars)

	December 31, 2012
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the year	15,577,976	1,172,841	(12,529,998)	4,220,819
Depreciation of fixed assets	12,617,272	313,098	134,528	13,064,898
Financial costs	11,592,956	55,150	21,456	11,669,562
Financial income	(136,377)	18	(1,038,002)	(1,174,361)

EBITDA	39,651,827	1,541,107	(13,412,016)	27,780,918

Loss on interest rate swaps, net	6,783,315	—	—	6,783,315
Foreign exchange gains, net	(34,758)	95,960	(607,993)	(546,791)

Adjusted EBITDA	46,400,384	1,637,067	(14,020,009)	34,017,442

	December 31, 2011
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the year	20,949,931	2,362,698	(9,589,951)	13,722,678
Depreciation of fixed assets	12,612,418	148,721	66,145	12,827,284
Financial costs	9,573,023	46,540	11,699	9,631,262
Financial income	(33,582)	(8,097)	—	(41,679)

EBITDA	43,101,790	2,549,862	(9,512,107)	36,139,545

Loss on interest rate swaps, net	2,725,374	—	—	2,725,374
Foreign exchange gains, net	(51,565)	(68,053)	(6,875)	(126,493)

Adjusted EBITDA	45,775,599	2,481,809	(9,518,982)	38,738,426

Reconciliation of Adjusted Profit/(loss) to Profit/(loss) for the three month periods ended:

(All amounts expressed in U.S. Dollars)

	December 31, 2012
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the period	5,679,226	1,057,491	(4,058,829)	2,677,888
Gain on interest rate swaps, net	(209,832)	—	—	(209,832)
Foreign exchange gains, net	(115,203)	86,661	(685,192)	(713,734)

Adjusted Profit/(loss) attributable to owners of the Group	5,354,191	1,144,152	(4,744,021)	1,754,322

	December 31, 2011
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the period	3,201,109	1,088,526	(4,623,615)	(333,980)
Loss on interest rate swaps, net	2,492,735	—	—	2,492,735
Foreign exchange gains, net	(3,362)	(81,415)	(16,360)	(101,137)

Adjusted Profit/(loss) attributable to owners of the Group	5,690,482	1,007,111	(4,639,975)	2,057,618

Reconciliation of Adjusted Profit/(loss) to Profit/(loss) for the years ended:

(All amounts expressed in U.S. Dollars)

	December 31, 2012
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the year	15,577,976	1,172,841	(12,529,998)	4,220,819
Loss on interest rate swaps, net	6,783,315	—	—	6,783,315
Foreign exchange gains, net	(34,758)	95,960	(607,993)	(546,791)

Adjusted Profit/(loss) attributable to owners of the Group	22,326,533	1,268,801	(13,137,991)	10,457,343

	December 31, 2011
	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total
Profit/(loss) for the year	20,949,931	2,362,698	(9,589,951)	13,722,678
Loss on interest rate swaps, net	2,725,374	—	—	2,725,374
Foreign exchange gains, net	(51,565)	(68,053)	(6,875)	(126,493)

Adjusted Profit/(loss)	23,623,740	2,294,645	(9,596,826)	16,321,559
Non-controlling interest	316,973	—	—	316,973

Adjusted Profit/(loss) attributable to owners of the Group	23,940,713	2,294,645	(9,596,826)	16,638,532

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share for the three months and the years ended December 31, 2011 and 2012:

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
(Loss)/profit for the period/year attributable to owners of the Group	(333,980)	2,677,888	14,039,651	4,220,819
Less: Earnings allocated to manager shares and subsidiary manager shares	(25,709)	—	1,201,919	44,798
Earnings attributable to the owners of common shares used in the calculation of basic EPS	(308,271)	2,677,888	12,837,732	4,176,021
Weighted average number of shares outstanding	36,091,510	62,863,166	35,837,732	56,093,775
EPS	(0.01)	0.04	0.36	0.07
Adjusted profit for the period/year attributable to owners of the Group	2,057,618	1,754,322	16,638,532	10,457,343
Less: Adjusted earnings allocated to manager shares and subsidiary manager shares	158,393	—	1,418,874	110,990
Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	1,899,225	1,754,322	15,219,658	10,346,353
Weighted average number of shares outstanding	36,091,510	62,863,166	35,837,732	56,093,775
Adjusted EPS	0.05	0.03	0.42	0.18